Filed by Union Bankshares Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Xenith Bankshares, Inc.

(Commission File No. 001-32968)

Date: May 22, 2017

UNION Bank & Trust

NEWS UPDATE 5.22.17

Length: 15:22

Music up and under

UNION (logo) XENITH (logo)

NEWS UPDATE

Bill Cimino, UNION (logo) VP & Director of Corporate Communications:

Hello, I’m Bill Cimino and welcome to the CEO update regarding the combination between Xenith and Union.

Joining me today are UNION President and CEO John Asbury and XENITH’s CEO Gaylon Layfield. Thank you both for joining me today.

So let me recap today’s announcement and get to the first question that I’m sure is on everybody’s mind. Today we announced that UNION has agreed to combine with XENITH in an all stock transaction. So I guess the first question for everybody’s mind is why. John?

Title Card: John Asbury, UNION (logo) President & CEO

Bill this is a perfect fit for UNION’s expansion plans, we are doing what we said we are going to do. If you look at XENITH Bank, the legacy XENITH franchise based in Richmond, was built as a commercial and industrial banking platform or C&I platform.

Expanding our C&I capabilities is a means to diversify our asset classes and our forms of lending is one of our highest priorities. It fits that exactly. The legacy Hampton Roads Bank which previously merged with XENITH Bank provides an extensive branch network in the greater Hampton Roads. That is our highest priority expansion market so if you look at the combination, expanding into our highest priority of Hampton Roads, picking up the C&I competency that XENITH brings to the table and also having a dedicated C&I effort in Northern Virginia it’s a tremendous match.

Bill:

And that’s great from UNION’s perspective. And Gaylon. What’s XENITH’s perspective on this?

Title Card: Gaylon Layfield, XENITH (logo) CEO

Well interestingly it’s really very similar to what John just said. As we think about it from a strategic standpoint it’s a great opportunity for us as a bit of a smaller institution to join with a significantly larger institution and create the premier banking combination in the Commonwealth of Virginia. From day one, as small as XENITH was in 2009 when we started, we still had that kind of an aspiration. It was maybe a little beyond our capabilities in some respects, but nonetheless, this opportunity to bring our two companies together - create this franchise - is an absolute win-win for both organizations.

John:

Agree.

Bill:

And so why now though?

Gaylon:

Well in many ways it’s a function of what’s occurred in the marketplace. All we have to do is look in a newspaper, everyday we pick ‘em up, there’s another merger announcement being made. We’re not doing it for that particular reason, but that is symptomatic for what’s going on in the markets. After the election stock prices moved up in the market, it became financially attractive to both buyers and sellers to consider under these circumstances, so that has got as much to do with the precise timing of this as anything I think. John?

John:

And, Bill, one thing that I would add to Gaylon’s comment, while we were never able to say it, XENITH has always been number one on our list. We had always hoped that if and when the time came, that XENITH would consider a potential combination, that we would be able to join forces, and now that is happening.

Bill:

And so tell us a little bit more about XENITH, about what you’ve been able to build over the last few years?

Gaylon;

Again, as John said we began XENITH really with a motivation to bring back to Virginia, and we’ll talk about this a little more in a minute I expect, bring back to Virginia, admittedly in a relatively small way in ’08 and ’09, a bank focused really on the middle market, commercial banking business. We thought it had been largely…that focus had largely been lost with the combinations and merger activity that occurred in the ‘90s and early 2000. So we thought there was a void in the marketplace, recruited a team of folks, raised some capital and started down a path as a really very, very sharply focused commercial banking institution. Over time we morphed into something broader than that, particularly with the transaction in Hampton Roads which was very beneficial from the positive franchise standpoint as well as their commercial activities. But that’s really the background from XENITH’s perspective.

Bill:

And John that seems to match up fairly well with what UNION has or doesn’t have. Correct?

John:

Yes, if you look at the physical footprint it’s a perfect match. The XENITH franchise helps us in the greater Hampton Roads. That is the second most populous area in the state, Bill. And that’s an area where we are light. It’s our highest priority expansion market we now have a significant physical presence once completed in the greater Hampton Roads. We increase our density in Richmond, and we pick up a dedicated C&I banking team in Northern Virginia, and we add additional C&I competencies to our team here in Richmond. It’s a beautiful fit.

Bill:

And it looks like from the branch footprint you know that there’s going to be about 148 branches when after the mergers closed and everything.

So what does that mean for customers? Does that make it better for them?

John:

Yes, greater convenience. So you will find a UNION, once the combination is complete and we are integrated, you will find us where you live, you work, and play across the Commonwealth and also first time for the UNION team we’ll be having an entry point into eastern North Carolina and to the Delmarva Peninsula. We’ll be on the Eastern Shore of Virginia and you’ll see us on the Eastern Shore of Maryland too.

Bill:

And I understand that there are also - outside branches - there’s also loan production offices for XENITH and UNION as well?

Gaylon:

Yes, good point, Baltimore.

John:

Yes, Baltimore.

You have a Baltimore production office and we have one in Charlotte. Two important markets that each of us have already reached out to where we otherwise did not have a presence.

Bill:

That’s great. So when I look at the size of the combined franchise and I look at the branch footprint it sort of reminds me of what banks used to look like in Virginia. I mean something like back from the 1990’s. Gaylon, I think you were President of Signet. Can you tell us a little about what banking used to be like, and, John, I know you were involved in the banking industry back in the 90's, too.

John:

Yes, yes I was. I worked for one of those banks.

Gaylon:

Yep. Well Richmond in many ways was one of the major epicenters of regional banking back in the 90’s…80's, 90's, and as I said one of the reasons that XENITH was formed was because of the combination of all those banks into the – frankly - all those mega banks today, that’s where all those banks resulted, and, so we felt there was an absent market. Those banks were large enough to have the financial resources, the human capital to really meet the needs of, broadly, pretty much all consumers and all businesses operating in these markets in Virginia…throughout Virginia. That hadn’t existed for the last twenty years, so this is an opportunity to recreate one of those great banking franchises that were wiped out in the 90’s, 2000's.

John:

Absolutely agree. This will be THE dominant community banking franchise in the Commonwealth of Virginia. I was a commercial banker in Virginia throughout the 90’s. I was here when all the great Virginia banks were consolidating and they were all gone by the time I left Virginia in the late 90’s. The over thirty, or probably over forty, crowd might remember these names…Signet, Crestar, Sovran, Dominion, First Virginia, Central Fidelity, Jefferson National and whomever else I’m forgetting they were all gone over the course of the 90’s. Now there’s UNION.

Bill:

And now we’re back.

John:

Yes.

Bill:

And there’s really nobody else who can offer what we can offer to our customers. Is that correct?

John:

It’s unparalleled. There’s nothing else that looks like this that would be a…a community bank in the Commonwealth of Virginia.

Bill:

And I know both of you have said, and I know John you have said, that organic grown has been a priority and now we’re doing the acquisition. You know, so is that a change in strategy or does this fit into it?

John:

No, this is very much on strategy. We have always said, I’ve been very clear, that the highest priority is the organic performance of the company…build the bank one customer at a time. Nothing has changed. At the same time we always said an important but secondary strategy would be mergers and acquisitions to the extent that we had the opportunity that made financial sense and made strategic sense that would be helpful, particularly as a means to vault over this ten billion dollar asset threshold. So what is happening, we emerge on the other side as an over twelve billion dollar asset bank. If we combined today we’d be eleven point nine billion dollars. By the time the merger closes, which is expected in January, we will be a well north of twelve billion dollars asset bank so we will have successfully cleared the ten billion dollar asset threshold.

Bill:

And I know you have mentioned that as being one of your priorities, crossing ten billion and being prepared for that. Can you walk through some of the priorities that you have for this year.

John:

Yes the four big priorities that we’ve communicated consistently for UNION bank is one, Asset Diversification. We want to diversify the asset classes of the bank. And what that means is that we need other forms of lending in addition to commercial real estate, specifically an addition to non-owner occupied real estate. This fits that perfectly because we pick up a deeply embedded C&I competence out of XENITH bank and they have some other forms of consumer lending that are helpful, too, so that’s one.

Two would be to grow the core deposit portfolio. We want to make sure that the growth in lending does not outstrip growth in deposits. XENITH has a lower loan to deposit ratio than we do, so on a combined basis loan to deposit ratio comes down closer to the ninety-five percent target that we are aiming for over time. So we’re a more liquid bank. We also pick up a competency that XENITH has because they needed it, which was a deposit focus on commercial business, small and mid-sized businesses that may not borrow at all, is a significant form of funding for XENITH.

Third point is improving the efficiency ratio. Due to the greater size of the combined organization we’re able to capture greater economies of scale to improve the efficiency and we should land below our targeted sixty-percent efficiency ratio.

And the fourth point, as you said Bill, was all about preparing ourselves for the ten billion asset crossing and now you know why I was so focused on that.

Bill:

It should be evident that all that hard work the last several years has been leading up to this moment.

John:

I really want to thank Billy Beale, the leadership team, all of those at UNION well before I arrived who had the foresight to lay the ground work for this very opportunity.

Bill:

So now that we’ve talked sort of about the big picture about this deal, let’s dive in a couple other areas people may have some questions about. One is sort of the culture of the two organizations. So I know we use the word teammates and you know, a community bank. Can you talk about what you envision as a community bank and what that really means?

John:

Sure, and I think you’re going to find that XENITH and UNION have very much a shared vision on these points.

What is a community bank? You know, Gaylon, we’ve talked about this before. To me a community bank is really all about being responsive to your customers…local decision making.

Gaylon:

Know your customer. Meet their needs. Be responsive, exactly.

John:

The skillset of the bankers matters very greatly. You’ve got to be able to be responsive, you need to be able to exceed customer expectations.

Gaylon:

And don’t make them call a 1-800 number four states away to get an answer to a question.

John:
Correct. And the decisions are made in these markets. We are a Virginia-based bank. We’re run by Virginians. There’s no one from Charlotte that calls us up to tell us what we can and cannot do. So that’s a very important point. Use of the term “teammate”, XENITH used “Associate”,

Gaylon:

“Associate”, “Colleagues”, yeah.

John:

Neither of us say “Employee”. So we use the word “Teammate” at UNION, and why do we do that, well, what is a team? A team is nothing more than a group of people who are working together toward a common objective and so that’s why we think of ourselves and refer to ourselves as “Teammates”. Teaming is very important to the culture of UNION Bank.

Bill:

And I know culture, you know, there…we just completed an insight survey on our side and I know that we’re going to be able to offer that same survey to the folks at XENITH too so we can get their feedback and see their organization.

So I know culture is…people always wonder what does this mean for me and I think people might want to know that what’s going to happen next in terms of you know not only the merger but in terms of cultural integration and bringing everybody together.

John:

Sure, again I think we’re going to find that we’re probably closer than not. Culture is a journey. It’s a journey…it’s not really an end to the effort to try and continue to build upon, to try and improve upon the culture. The reason why culture matters is the reality is the bank is nothing more than a group of people. And if you think about an organization that’s a group of people working together toward a common objective, there is no more powerful tool, or powerful way to move the effectiveness and the capability of the organization than to focus on high-performing culture.

Bill:

And so we touched on a number of things here. I guess we talked that the expectation is for the merger to close in January of next year. What should people be doing between now and then? What’s the one thing they should stay focused on?

John:
Stay focused. Take care of your customers. We’re really business as usual.

Gaylon:

Right.

John:

Most people out there are not directly going to be impacted by the work that will be going on between now and closing. Take care of your customers.

Gaylon:

Absolutely true. I think we’re both committed to make sure we communicate, so, on a regular basis, and fully.

John:
Yep.

Gaylon:
So you know, the fact that eighty percent of the folks ought to stay focused every day getting done all the things John’s talked about. And if I went through the four or five things we’re focused on they’d almost be the same. We weren’t too worried about getting through the ten billion dollar mark. (all laugh). So it’s about taking care of customers, getting business done every day, and we’ll communicate and there will be a cohort of people that have to work on merger related activities and we’ll be focused and get that done as well.

John:

Gaylon, if you think about every time a bank merger is announced, one of our competitors, what do we do? Tell our people this is great, they’re going to be distracted, go after them, go after their customers. So let’s not let that happen to us.

Gaylon:

We don’t want that to happen.

Bill:

Great. Thank you both for joining us today. And I hope this has been helpful to our teammates and they get a good feel for the reasons “Why” behind it and what they can expect going forward.

Do you guys have any other thoughts that you want to share at the end?

John:

To our soon to be teammates, Welcome to UNION. Welcome to the dominant community bank in Virginia. Something we could not accomplish without this joining forces with XENITH. This is an exciting time to be at UNION.

Gaylon:

We thank you for that welcome, I accept it on behalf of all my associates, and we’re excited… this can be a…this is a great opportunity to recreate the preeminent bank in the Commonwealth and we are going to make it happen.

John:

Gaylon, thank you. (handshake)

Gaylon:

Absolutely. Thank you John.

Bill:

Thank you all for your time today and we’ll stay tuned for updates as they come forward.

Music up and under

UNION (logo) XENITH (logo)

NEWS UPDATE

***** ***** *****

Additional Information and Where to Find It

In connection with the proposed merger, Union Bankshares Corporation (“Union”) will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of Union common stock to be issued to the shareholders of Xenith Bankshares, Inc. (“Xenith”). The registration statement will include a joint proxy statement of Union and Xenith and a prospectus of Union. A definitive joint proxy statement/prospectus will be sent to the shareholders of Union and Xenith seeking their approval of the merger and related matters. This release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Before making any voting or investment decision, investors and shareholders of Union and Xenith are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described below.

Investors and shareholders of both companies are urged to read the registration statement on Form S-4 and the joint proxy statement/prospectus included within the registration statement and any other relevant documents to be filed with the SEC in connection with the proposed merger because they will contain important information about Union, Xenith and the proposed transaction. Investors and shareholders of both companies are urged to review carefully and consider all public filings by Union and Xenith with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Quarterly Reports on Form 10-Q, and their Current Reports on Form 8-K. Investors and shareholders may obtain free copies of these documents through the website maintained by the SEC at www.sec.gov. Free copies of the joint proxy statement/prospectus and other documents filed with the SEC also may be obtained by directing a request by telephone or mail to Union Bankshares Corporation, 1051 East Cary Street, Suite 1200, Richmond, Virginia 23219, Attention: Investor Relations (telephone: (804) 633-5031), or Xenith Bankshares, Inc., 901 E. Cary Street Richmond, Virginia, 23219, Attention: Thomas W. Osgood (telephone: (804) 433-2200), or by accessing Union’s website at www.bankatunion.com under “Investor Relations” or Xenith’s website at www.xenithbank.com under “Investor Relations” under “About Us.” The information on Union’s and Xenith’s websites is not, and shall not be deemed to be, a part of this release or incorporated into other filings either company makes with the SEC.

Union and Xenith and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Union and/or Xenith in connection with the merger. Information about the directors and executive officers of Union is set forth in the proxy statement for Union’s 2017 annual meeting of shareholders filed with the SEC on March 21, 2017. Information about the directors and executive officers of Xenith is set forth in Xenith’s Annual Report on Form 10-K, as amended, filed with the SEC on May 1, 2017. Additional information regarding the interests of these participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement/prospectus regarding the merger when it becomes available. Free copies of these documents may be obtained as described above.

Forward-Looking Statements

Certain statements in this transcript may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that include projections, predictions, expectations, or beliefs about future events or results or otherwise are not statements of historical fact, are based on certain assumptions as of the time they are made, and are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Such statements are often characterized by the use of qualified words (and their derivatives) such as “expect,” “believe,” “estimate,” “plan,” “project,” “anticipate,” “intend,” “will,” “may,” “view,” “opportunity,” “potential,” or words of similar meaning or other statements concerning opinions or judgment of Union or Xenith or their management about future events. Such statements include statements as to the anticipated benefits of the merger, including future financial and operating results, cost savings and enhanced revenues as well as other statements regarding the merger. Although each of Union and Xenith believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results, performance, or achievements of Union or Xenith will not differ materially from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Actual future results and trends may differ materially from historical results or those anticipated depending on a variety of factors, including but not limited to: (1) the businesses of Union and Xenith may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) customer and employee relationships and business operations may be disrupted by the merger; (5) the ability to obtain required regulatory and shareholder approvals, and the ability to complete the merger on the expected timeframe may be more difficult, time-consuming or costly than expected; (6) changes in interest rates, general economic conditions, tax rates, legislative/regulatory changes, monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury and the Board of Governors of the Federal Reserve System; the quality and composition of the loan and securities portfolios; demand for loan products; deposit flows; competition; demand for financial services in the companies’ respective market areas; their implementation of new technologies; their ability to develop and maintain secure and reliable electronic systems; and accounting principles, policies, and guidelines, and (7) other risk factors detailed from time to time in filings made by Union or Xenith with the SEC. Forward-looking statements speak only as of the date they are made and Union and Xenith undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise.